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                               July 7, 2023

       Aneil Manhas
       Chief Executive Officer
       Bruush Oral Care Inc.
       128 West Hastings Street, Unit 210
       Vancouver, British Columbia V6B 1G8
       Canada

                                                        Re: Bruush Oral Care
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 26, 2023
                                                            File No. 333-272942

       Dear Aneil Manhas:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed June 26, 2023

       Exhibits

   1. We refer to your filing tee table filed as Exhibit 107 to your registration statement. Please revise your filing fee
table to include separate entries for shares of common stock issuable upon conversion of
convertible note and exercise of warrants and pursuant to the private placement.
       General

   2. Given the nature of the offering and size of the transaction relative to the number of outstanding shares held
by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an
indirect primary offering. Please provide us with an analysis of
 Aneil Manhas
Bruush Oral Care Inc.
July 7, 2023
Page 2
      your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see
      Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-
7153 with any other questions.



                                                            Sincerely,

FirstName LastNameAneil Manhas                              Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameBruush Oral Care Inc.
                                                            Services
July 7, 2023 Page 2
cc:       Lahdan S. Rahmati
FirstName LastName